UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 18, 2019

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk settles US patent litigation case on Victoza® (liraglutide) with Teva

Bagsværd, Denmark, 18 March 2019 - Novo Nordisk today announced that a settlement between Novo Nordisk and Teva Pharmaceuticals USA, Inc. (Teva) has been reached on the US patent litigation case for Victoza® (liraglutide). Consequently, Teva is licensed to launch a generic version of Victoza® as of 22 December 2023.

Under certain circumstances Teva could launch a generic version of Victoza® earlier, but not before 22 March 2023, unless the Victoza® patents are no longer in force or there is another generic version of Victoza® on the market. If Novo Nordisk is granted six months paediatric extension for Victoza®, all above-mentioned timelines will be extended by six months. All other terms of the agreement are confidential.

The agreement is subject to review by the US Federal Trade Commission and the US Department of Justice.

“This settlement reflects the comprehensive US patent portfolio for liraglutide. Novo Nordisk will continue to defend our broad intellectual property portfolio for innovative drugs against challenges,” said Jesper Brandgaard, executive vice president and head of Biopharm and Legal Affairs of Novo Nordisk.

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 16 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 18, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer